Correspondence

June 29, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Suzanne Hayes

Re:
Riot Blockchain, Inc.
Current Report on Form 8-K filed October 4, 2017
Response dated March 26, 2018
Form 10-K for the Fiscal Year Ended December 31, 2017
Form 10-K/A for the Fiscal Year Ended December 31, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2018
File No. 001-33675

Ladies and Gentlemen:

On behalf of Riot Blockchain, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filings as set forth in the Staff’s comment letter dated June 15, 2018.

SEC Comment

Current Report on Form 8-K filed October 4, 2017
Response dated April 24, 2018

General

1.
We note your response to comment 3 in your letter dated April 24, 2018. We are not issuing further comments related to your analysis of the section 3(b)(1) exemption at this time. Our decision not to issue additional comments should not be interpreted to mean that we agree with your analysis.

Response:

The Company notes the staff’s response.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036
T (212) 930 9700 | F (212) 930 9725 | www.srfkllp.com

2.
We note your assertion that your digital assets meet the definition of intangible assets, which suggests they are subject to ASC 350-30. We are unable to identify a scope exception in ASC 350-30 that permits accounting for intangible assets at fair value each reporting period. If your digital assets are within the scope of ASC 350-30, please revise your accounting to comply with those requirements

Response:

While digital assets may meet the definition of an intangible asset in ASC 350-30, paragraph 15-3 states that only the following transactions are within its scope:
a.
Intangible assets acquired individually or with a group of other assets (but not the recognition and initial measurement of those acquired in a business combination or an acquisition by a not-for-profit entity)

b.
Intangible assets (other than goodwill) that an entity recognizes in accordance with Subtopic 805-20 or 958-805 after they have been initially recognized and measured, except for those identified in the following paragraph

c.	Costs of internally developing identifiable intangible assets that an entity recognizes as assets
 The Company notes that it is receiving consideration in exchange for providing verification services (a revenue transaction) rather than acquiring an intangible asset either individually, as a group, or part of a business combination. Therefore, the Company concluded that the revenue transaction is not within the scope of the transactions listed in ASC 350-30-15-3(a) and (b).
Under ASC 350-30-25-3, the costs of internally developing intangible assets are recognized as an expense when incurred. PwC’s Point of View, Cryptocurrencies Time to Consider Plan B (March 2018), provides the following further guidance that might apply to the recognition of intangible assets for miners:
When cryptocurrency is purchased, the intangible asset would be measured at the price paid or consideration given to obtain the cryptocurrency. However, the question for miners is more complicated. Unlike a direct purchase, miners are awarded units, but they incur costs of computing equipment, electricity, and other expenses. At issue for the miners is whether the associated costs should be capitalized as an intangible asset or expensed.
There is not a lot of guidance on accounting for the costs incurred to internally-develop intangible assets, but it generally limits capitalization. Notwithstanding, existing guidance may not preclude capitalization for certain costs incurred by miners to obtain cryptocurrencies. Miners may need to analogize to other areas of US GAAP where explicit guidance exists (e.g., internal-use software or film production).

For miners of digital assets, this would result in capitalizing the costs of the computing equipment, electricity, and other expenses incurred in performing the verification service as intangible assets. This would result in significant discrepancies in amounts recognized as intangible assets between a mining company and a company which purchases an equal amount of the digital currency on an exchange.
A further issue created by classifying digital currencies as an intangible asset is the impairment model associated with the subsequent accounting for intangible assets. Presumably, a digital asset would be subject to amortization, in which case it would be subject to impairment if it is subsequently determined to have a finite useful life. Because the prices of many cryptocurrencies are extremely volatile, there are practical challenges with making judgments associated with when the intangible assets are “more likely than not” to be impaired.
While digital assets meet the technical definition of intangible assets in ASC 350-30, that definition was developed based on guidance that was issued more than 40 years ago in APB Opinion No. 17, Intangible Assets, which did not contemplate the nature of digital currencies. Rather, the guidance focuses on intangible assets like trademarks, patents, and customer relationships that are typically held for long periods of time and do not have quoted prices in active markets.
Due to the issues noted above, the Company concluded that the digital currency received in exchange for performing a verification service is not within the scope of the three transactions listed in ASC 350-30 and that it would not be appropriate to analogize to the guidance in ASC 350-30 for the subsequent measurement of digital assets. Rather, the Company concluded that it is more appropriate to analogize to the guidance in ASC 825 on accounting for financial instruments in order to subsequently measure the digital assets that it receives in exchange for providing verification services.
To the extent the staff concludes further disclosure of the above is necessary, such information will be included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 and thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2017

Item 1.  Business, page 3

3.	We refer to your statement in the penultimate paragraph on page 4 that you participate in mining pools. Please expand your discussion to disclose any pool fee that you are required to pay.

Response:

The following additional language will be added by amendment:

A mining pool is the pooling of resources by miners, who share their processing power over a network and split rewards according to the amount of work they contributed to the probability of finding a block. Mining pools emerged in response to the growing difficulty and available hashing power that competes to discover blocks on the Bitcoin blockchain. Riot participates in mining pools.
The mining pool operator provides a service that coordinates the workers. Fees are paid to the mining pool operator to cover the costs of maintaining the pool.  The pool uses software that coordinates the pool members’ hashing power, identifies new block rewards, records how much work all the participants are doing, and assigns block rewards in-proportion to the participants’ efforts.  While we do not pay pool fees directly, pool fees are deducted from amounts we may otherwise earn.fees (and payouts) fluctuate and historically have been approximately 2% on average.
Mining pools are subject to various risks such as disruption and down time.  Riot has software that monitors its pool performance and reward rates to monitor credits for our contributed hashing power.  In the event that a pool experiences down time or not yielding returns, our results may be impacted.
4.
We note your risk factor disclosures regarding the potential adverse effects that could occur to your business in case you suffer a loss of cryptocurrency as a result of hackers and other cybersecurity threats. Expand your disclosure to describe your custodial practices for digital assets.

Response:

The following additional language will be added by amendment:
Risks Due to Hacking or Adverse Software Event

In order to minimize risk, Riot has established processes to manage wallets that are associated with our cryptocurrency holdings.  There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our cryptocurrency due to an adverse software or cybersecurity event.  Riot utilizes several layers of threat reduction techniques, including: (i) the use of hardware wallets to store sensitive private key information; (ii) performance of transactions offline; and (iii) offline generation and use of private keys.
At present, the Company is evaluating several third-party custodial wallet  alternatives, but there can be no assurance Riot will utilize such services, as other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those the Company presently employs.

5.
You state in the fourth paragraph on page 4 that you are building a cryptocurrency mining operation for "primarily Bitcoin." You also state on page 5 that you believe Logical Brokerage will allow you to investigate the establishment of a digital currency exchange, and that in addition to Bitcoin, the exchange would provide services for other "digital currencies," such as Ethereum and Litecoin. We also note that an investor presentation you have furnished with your March 14, 2018 Form 8-K references USD Minute-Tokens in connection with your TessPay business. Please disclose the types of cryptocurrencies that you are mining or expect to mine other than Bitcoin, or for which you expect Logical Brokerage or other subsidiaries will provide services, describe the nature and characteristics of each of these assets, and provide a detailed analysis explaining why you believe these other cryptocurrencies are not securities as defined in Section 2(a)(1) of the Securities Act.

Response:

On June 6, 2018 SEC Chairman Jay Clayton stated in a press interview that “Bitcoin” is not a security.  This statement was closely followed by William Hinman, Director of the Division of Corporation Finance, who issued a statement on June 14, 2018 that “Ethereum” is also not a security.  In light of similarities, we believe that the SEC will evaluate Bitcoin Cash and Litecoin and may similarly conclude these cryptocurrencies are not securities.  At the present time, Logical Brokerage is in the planning stage, and its plan of operation is not complete as it pursues regulatory authorization to perform exchange-type functions for digital assets.  However, the Company will initially consider serving as an exchange for Bitcoin and Ethereum which as noted, the SEC has stated do not meet the United States Supreme Court Howey-test definition of security at this time.  If the SEC takes a similar position the Company will consider evaluating the inclusion of Bitcoin Cash and Litecoin.  Any future activities will necessarily be evaluated on a case by case basis as criteria are developed to evaluate digital assets seeking to utilize the platform and client certification processes.

The Company only mines Bitcoin, Bitcoin Cash, and Litecoin, which may be considered for RiotX and our TessPay’s proposed tokens are not presently being considered and do not presently exist while TessPay is developing its business.  At the present time the inclusion of additional digital assets have not been addressed by the Company and when addressed will be the subject of review which would include evaluating whether additional digital assets that seek to be registered for sale on the exchange would be permitted, whether activities will require further licensing or regulation by Logical Brokerage, and future interpretations by regulators in order to comply with applicable rules and regulation in effect from time to time.

Competition, page 5

6.	Please revise this section to also discuss the competition in the field of digital currency exchanges applicable to Logical Brokerage's business.

Response:

The following additional language will be added by amendment:
We believe there are several companies operating digital currency exchange operations in the United States that will be competitors to Logical Brokerage and more potential competitors are expected to emerge.  Little information is known about these companies inasmuch as they are privately owned and reliable information about their size and operations is not known.  The current known competitors include:

➢	Gemini
➢	Coinbase
➢	Itbit
➢	Kraken
➢	Poloniex / Circle
➢	Bittrex
➢	Bitstamp
➢	Binance
➢	Houbi

7.
Please revise your statement that Overstock.com Inc. is one of your competitors to distinguish the activities of its subsidiary, Medici Ventures, from the activities of its retail business and to clarify that Medici Ventures may be considered one of your competitors.

Response:

The following additional information will be added by amendment:
Of the competitors, we believe Overstock is among the best known as an e-retailer, Overstock has been investing in blockchain and cryptocurrency startups for several years through Medici Ventures, its wholly-owned subsidiary according to public reports by Overstock. Medici has more than a dozen portfolio companies, including tZero. T Zero is a wholly-owned subsidiary of Overstock.com that focuses on the development and commercialization of financial technology (“fintech”) with blockchain technology. In doing so, tZero hopes to bring greater efficiency and transparency to capital markets. On April 8, 2018 tZero, the blockchain subsidiary of Overstock.com, announced the release of a demo version of the prototype of its security token trading software which demonstrates how security tokens may be traded on the platform.  tZero’s trading platform has been developed to compete with traditional stock exchanges by integrating cryptographically-secured distributed ledgers with existing market processes to reduce settlement time and costs, and increase transparency and efficiency. tZero has not set a launch date.

Government Regulation, page 6

8.
Please expand your disclosure to discuss the effect of existing or probable governmental regulations on your Logical Brokerage business, including financial services and consumer protection laws, and any regulations relating to required state money transmitter   licenses. Please also discuss whether the operations of Logical Brokerage will trigger any obligations under the Securities Act or Securities Exchange Act, including any requirements to register as a national securities exchange, alternative trading system or broker-dealer, or any obligations to register with the CFTC as a futures exchange. Refer to Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Response:

The following additional information will be added by amendment:
Exchanges for securities must be registered as a national securities exchange or must be exempt from such registration requirement (e.g., registered broker-dealers operating as alternative trading systems).  As a result, we do not currently intend for our planned cryptocurrency exchange operations through our Logical Brokerage subsidiary to allow trading in cryptocurrencies (including cryptocurrencies issued in ICOs) that may be classified as securities.  Rather, we anticipate that such operations would, at least initially, facilitate the exchange of digital currencies like Bitcoin, Ethereum, and potentially Litecoin and Bitcoin Cash. Consistent with recent statements of SEC senior staff members, we do not believe that such digital currencies are securities. This sentiment is echoed in Notice 2014-21 published by the Internal Revenue Service (the “IRS”) on March 23, 2018 which calls for digital currency to be treated as property for U.S. federal tax purposes.  However, if regulatory changes or interpretations were to require the regulation of Bitcoin or other digital  currencies as securities under the U.S. securities laws or if the SEC were to otherwise take the position that digital currencies may only trade on or are otherwise subject to the rules of a national securities exchange unless exempt from such requirements, the required registrations and regulatory compliance steps could result in extraordinary expenses or burdens to us or potentially require us to discontinue (or cease pursuing) cryptocurrency exchange operations, which would have an adverse effect on our plans and our business or operations.
Logical Brokerage is a CFTC-registered introducing broker and is subject to oversight by the CFTC and the NFA.  The CFTC and NFA do not have functional oversight over cryptocurrency exchanges, but the CFTC has authority to bring enforcement actions arising from perceived fraud and/or manipulation.  As a result, we must comply with CFTC and NFA requirements applicable to introducing brokers, including complying with anti-money laundering requirements.
Because Logical Brokerage’s proposed activities will likely constitute a money services business (“MSB”) under regulations promulgated by the FinCEN under the authority of the Bank Secrecy Act, Logical Brokerage has registered with FinCEN as an MSB, is instituting an anti-money laundering program, and is adopting policies and procedures requiring it to make certain reports to FinCEN and maintain certain records. Logical Brokerage Corp (LBC) is presently registered as an Introducing Broker with the NFA and CFTC, NFA#0458756, an MSB # 31000125058756 and a Money Transmitter for the state of Florida, # FT230000224),
Further, it is likely that Logical Brokerage’s proposed activities will constitute "money transmitter" activities or be otherwise regulated (e.g., by New York under its so-called “Bitlicense” regime) under one or more state laws. As a result, Logical Brokerage will seek appropriate licenses or otherwise register with appropriate state regulators and comply with state regulations that may include the implementation of anti-money laundering programs, cyber security, consumer protection, financial and reporting requirements, and maintenance of certain records and other operational requirements, as required. Without a required money transmitter license, we could not engage in money transmitter activities with persons residing in the relevant state (or from such state), or engage in other activities (e.g., custody) requiring another license such as a Bitlicense. Logical Brokerage has already commenced applying for appropriate licenses in Florida and will continue to evaluate or seek to obtain state money transmitter licenses, as necessary, on a state by state basis. In addition, it is possible that other regulations may apply to our currency exchange operations, such as consumer protection laws, however we have not evaluated the impact or requirements of such other laws currently, as we are focused initially on compliance requirements of the various laws described above.  Our inability to comply with any rules or regulations or federal or state laws applicable to our planned Logical Brokerage activities, or decision to discontinue to pursue or inability to continue such activities once commenced, would have a material adverse effect on our business and operations.

Products and Services, page 6

9.
We refer to your disclosure here, on page 5 and elsewhere that you are investigating the establishment of a cryptocurrency exchange, which may also provide futures and securitized token trading. Please revise your disclosures to discuss the current  operations of Logical Brokerage and provide details regarding your specific plan to establish a digital currency exchange, including whether the exchange will participate in initial coin offerings. Please also disclose the specific states in which you intend to operate and how you intend to limit trading to only participants from such states.

Response:

The following additional information will be added by amendment:
Logical Brokerage Corp (“LBC”) is presently registered as an Introducing Broker with the NFA and CFTC, NFA#0458756.*  LBC has no customers and has done no business since it was acquired on March 23, 2018.  LBC now has the dba of RIOTX.  LBC is a 92.5% owned subsidiary of RIOT Blockchain Inc.   LBC, under the dba RIOTX, is investigating the launch of a licensed cryptocurrency exchange in the United States focused on retail clients.  Through multiple trusted and vetted third parties, LBC intends to offer retail clients the opportunity to safely buy and sell a variety of cryptocurrencies. These would initially consist of Bitcoin, Bitcoin cash, Ethereum, and Litecoin.

LBC may in the future offer futures trading to qualified customers, but presently has no plans to do so.  LBC presently has no plans to offer securitized token trading or participate in initial coin offerings in any way.

LBC intends to investigate proper licensing and suitability to be able to serve customers in all states except Wyoming and Hawaii.  LBC intends to use vetted and licensed third-party companies for several features, including the latest identification and geo-location technology to ensure trading is limited to participants from states in which the Company may offer its services.

LBC has registered with FinCEN as a Money Service Business (“MSB”), MSB# 31000125058756, and has received a Money Transmitter License for the state of Florida, License Number FT230000224, from which operations would be based.

*Note: Neither the CFTC nor the NFA regulate spot-market cryptocurrency transactions.

Item 1A. Risk Factors

Our management team is new . . ., page 13

10.
Based on your Item 10 disclosures, it does not appear that your management team has specific experience in the cryptocurrency industry. If true, please expand this risk factor to highlight your management team's lack of industry experience.

Response:

The following additional information will be added by amendment:
Our management team suffers from limited experience in blockchain, digital assets and cryptocurrency.  Inasmuch as the industry is in its infancy and few people would be able to describe themselves as having extensive experience when it comes to cryptocurrency, the Company nevertheless believes blockchain, digital assets and cryptocurrency are an emerging asset class.  The Company believes it has attracted persons from a diverse community of entrepreneurs, programmers and others who have embraced a common belief and value system that blockchain based transactions and digital assets including cryptocurrency can evolve into a means to conduct business and effect payments.  Our employees and management team possess skillsets aligned with blockchain, digital assets and cryptocurrency, including Christopher Ensey, or Chief Operating Officer, experienced in cybersecurity, and employees who have experience managing and operating large data center sites and employment with Bitcoin computer manufacturing.   Should these skills not be compatible with the needs of our business, and we cannot hire qualified personnel or management, the results could have a material adverse effect on our business and operations.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2017

Item 10. Directors, Named Executive Officers and Corporate Governance, page 4

11.
Please expand your disclosures regarding your director Remo Mancini to explain the principal business of Sandstone Strategies, and regarding your CFO Robby Chang to identify the organization in which he was part of the five-person multi-strategy hedge fund team. We also refer to your statement that your director Jason Les is qualified as a director based on the fact that he has been active in the cryptocurrency industry and brings technical expertise in this industry. Please revise your disclosure to discuss the specific experience, qualifications, and skills Mr. Les has in this industry. Refer to Item 401(e) of Regulation S-K.

Response:

The following additional information will be filed by amendment.
Sandstone Strategies is a company wholly-owned by Remo Mancini ICD.D, our director.  Sandstone Strategies is not paid any additional compensation by the Company and all compensation payable by the Company to Mr. Mancini for board fees and reimbursements have been paid directly to Sandstone which does not perform any other business services.
Robby Chang has served as our Chief Financial Officer since February 2018. On February 27, 2018 the Board of Directors appointed Mr. Chang to the position of Chief Financial Officer and to serve as Principal Accounting Officer effective upon completion of the Company's 2017 audit and filing of its Annual Report on Form 10-K for the year ended December 31, 2017.  Mr. Chang was employed by Cantor Fitzgerald Canada from 2011-2018 as Managing Director, Senior Analyst, and Head of Metals & Mining.   Previously, Mr. Chang held various positions as Institutional Equity Research Analyst and Director, Research and Trading, and Portfolio Manager for several financial companies.  While at Cantor Fitzgerald Canada, he provided research coverage in precious metals, base metals, lithium, and uranium. He was recognized by Bloomberg as the "Best Precious Metals Analyst" in Q1 2016. Mr. Chang has been frequently quoted by and has been a regular guest of several media outlets including: Bloomberg, Reuters, CNBC, and the Wall Street Journal. Mr. Chang has 23 years of experience in the financial services industry including as Director of Research/Portfolio Manager at a Canadian investment firm that managed $3 billion in assets and serving on a five-person multi-strategy hedge fund team for Blair Franklin Capital Partners where he specialized in equity and derivative investments. Mr. Chang holds a Masters of Business Administration from the University of Toronto. While Mr. Chang has not previously served as a chief financial officer of a public company and does not maintain a certified public accounting license or have experience in public accounting which present risks to the Company and requires that we utilize outside services for review and preparation of our financial statements and reports, Mr. Chang brings technical expertise with regards to institutional portfolio investing and relations and valuation skills applicable to comparable non cryptocurrency mining operations which we believe are valuable but necessarily require we incur additional costs associated with regulatory compliance and SEC reporting.
Jason Les has served as a Director of the Company since November 2017 and also serves on the Advisory Board.  He is a certified Bitcoin developer and participates extensively in the Bitcoin development community. Mr. Les is a contributor to open source development for Bitcoin related software and has been selected by various media outlets as a commentator on Bitcoin. Mr. Les is lead technical consultant to CoinCentral.com, a popular Bitcoin and cryptocurrency news source and is a producer of technical Bitcoin education materials.  Additionally, he is an active participant in cryptocurrency mining social networks and has operated a personal mining operation for the past 18 months.
Mr. Les played professional poker for over ten years where he has been regarded as one of the best in the game and twice selected as the human benchmark to test artificial intelligence in “Man vs Machine” at Carnegie Mellon University. After extensively studying game theory, Mr. Les developed mathematical models that were used to construct an approximation of a Nash equilibrium strategy for poker that was the foundation of his playing prior to transitioning to the Bitcoin industry. During the course of his poker career, Mr. Les first gained interest in Bitcoin in 2013. Mr. Les graduated from U.C. Irvine in 2010 with a B.S. in Information and Computer Science. Mr. Les is qualified as a director based on the fact that he has been active in the cryptocurrency industry and brings technical expertise with regards to cryptocurrency mining, protocol development, and general evaluation of the industry.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 12

12.
We note your disclosure that there were no related party transactions since January 1, 2017 except for certain employment agreements. However, we note that in Note 13 in your Form 10-K, you disclose that Barry Honig and Catherine DeFrancesco, who were each a beneficial owner of more than 5% of your common stock at the time, were also shareholders of Kairos at the time of its acquisition. We recognize that Mr. Honig filed an amendment on February 13, 2018 to Schedule 13D stating that he ceased to be a beneficial owner of more than 5% of your common stock on November 28, 2017, which is subsequent to your acquisition of Kairos. Please revise your disclosure to include these transactions, or explain why each was not considered to be a related party transaction. Refer to Item 404 of Regulation S-K.

Response:

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed April 17, 2018 included the following statement with respect to Note 13 and disclosed the interests of the named persons in the Kairos and other transactions, as follows:

Note 13.  Related Party Transactions:

Per Schedules 13D filed with the Securities and Exchange Commission, each of Barry Honig (together with other group members) and Catherine Johanna DeFrancesco beneficially owned greater than 10% of the dispositive and voting power of the Company's common stock.  Mr. Honig reported beneficial ownership of approximately 11.2% of the Company's common stock as of January 5, 2017 and Ms. DeFrancesco reported beneficial ownership of approximately 11.45% of the Company's common stock as of January 10, 2017.  Mr. Honig invested $1,750,000 in the March 2017 Convertible Note Private Placement (see Note 7). GRQ Consultants, Inc., a related party of Mr. Honig, received a cash payment of $50,000 for diligence services in connection with the Company's investment in Coinsquare (see Note 4). Each of Mr. Honig and Ms. DeFrancesco was a shareholder of Kairos at the time of its acquisition by the Company (see Note 2), with Mr. Honig having owned approximately 8.6% of Kairos and Ms. DeFrancesco having owned approximately 6.3% of Kairos.  Each of Mr. Honig and Ms. DeFrancesco invested in the December 2017 Common Share Private Placement, with Mr. Honig investing $500,000 and Ms. DeFrancesco investing $360,000 (see Note 7).

We note the staff’s observation that the Company’s amended Form 10-K filed April 30, 2018 adding Part III information, Item 13, and will insert additional information in Item 13 from the above quoted language. The Company will add additional explanatory information by amendment to the amended Form 10-K by a further amendment to Item 13 of the amendment in accordance with “Smaller Reporting Company” requirements of Item 404(d) of Regulation S-K as follows1:

The below will be added by amendment:

Item 13.

As previously reported by us, per Schedules 13D filed with the Securities and Exchange Commission, certain persons reported that they had beneficially owned greater than 10% of the dispositive and voting power of the Company's common stock.

Mr. Barry Honig reported beneficial ownership of approximately 11.2% of the Company's common stock as of January 5, 2017 (based upon 4,503,971 shares outstanding at that time).  Pursuant to Schedule 13D/A filed by Mr. Honig on February 12, 2018 Mr. Honig reported that he ceased to be the beneficial owner of more than 5% of the common stock of the Company on November 28, 2017.  Mr. Honig invested $1,750,000 in the March 2017 Convertible Note Private Placement (see Note 7 of the 10-K) and $500,000 in the December 2017 Common Shares Private Placement (see Note 7 of the 10K). GRQ Consultants, Inc., a related party of Mr. Honig, received a cash payment of $50,000 for diligence services in connection with the Company's investment in Coinsquare (see Note 4 of the 10-K).

Ms. Catherine Joanna DeFrancesco reported beneficial ownership of approximately 11.45% of the Company's common stock as of January 10, 2017 (based upon 4,503,971 shares outstanding at that time).  Per Schedule 13D/A filed by Ms. DeFrancesco with the SEC, Ms. DeFrancesco reported that she beneficially owned greater than 5% of the dispositive and voting power of the Company's common stock on January 10, 2017.  Ms. DeFrancesco reported beneficial ownership of approximately 11.45% of the Company's common stock as of January 10, 2017.  Ms. DeFrancesco invested $360,000 in the Company’s December 2017 Common Shares Private Placement (see Note 7 of the 10K).

1 (d) Smaller reporting companies. A registrant that qualifies as a “smaller reporting company,” as defined by § 229.10(f)(1), must provide the following information in order to comply with this Item:

(1) The information required by paragraph (a) of this Item for the period specified there for a transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year-end for the last two completed fiscal years;

(2) The information required by paragraph (c) of this Item; and

(3) A list of all parents of the smaller reporting company showing the basis of control and as to each parent, the percentage of voting securities owned or other basis of control by its immediate parent, if any.

Instruction to Item 404(d). 2. For smaller reporting companies information shall be given for the period specified in paragraph (a) of this Item and, in addition, for the fiscal year preceding the small reporting company's last fiscal year.

As previously disclosed, on November 1, 2017, the Company entered into a business combination share exchange agreement (the “Agreement”) with Kairos Global Technology, Inc., a Nevada corporation (“Kairos”) and on November 3, 2017, closed on the agreement.  Under the Agreement, the shareholders of Kairos agreed to exchange all outstanding shares of Kairos’ common stock to the Company and the Company agreed to issue an aggregate of 1,750,001 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) which are convertible into an aggregate of 1,750,001 shares of the Company’s common stock (the “Kairos Transaction”) to such shareholders. The shareholders of Kairos also will also be entitled to a royalty (the “Royalty”) to be paid from cash flow generated from operations, which shall entitle such shareholders to receive 40% of the gross profits generated on a monthly basis until they have received a total of $1,000,000, at which point the royalty is extinguished.

Mr. Honig was a shareholder of Kairos at the time of its acquisition by the Company on November 3, 2017 (see Note 2 of the 10-K).  Based upon information provided by Kairos at the closing of the Kairos Transaction, Mr. Honig owned approximately 8.6% of Kairos.  Accordingly, Mr. Honig would receive his proportionate allocation of the purchase price shares of Series B Preferred Stock and Royalty described above. As of November 3, 2017 the closing price per share of common stock of the Company as reported on NASDAQ was $6.75 per share.  Accordingly, the pro rata consideration received by Mr. Honig in the transaction would have been equal to the value of approximately 150,500 shares of common stock upon conversion of Series B Preferred Stock.

Ms. DeFrancesco was a shareholder of Kairos at the time of its acquisition by the Company on November 3, 2017 (see Note 2 of the 10-K).  Based upon information provided by Kairos at the closing of the Kairos Transaction Ms. DeFrancesco owned approximately 6.3% of Kairos.  Accordingly, Ms. DeFrancesco would receive her proportionate allocation of the purchase price shares of Series B Preferred Stock and Royalty described above. As of November 3, 2017 the closing price per share of common stock of the Company as reported on NASDAQ was $6.75 per share.  The pro rata consideration received by Ms. DeFrancesco in the transaction would have been equal to the value of approximately 110,250 shares of common stock upon conversion of Series B Preferred Stock.

Conversion of Series B Preferred Stock into common stock is subject to various restrictions and limitations including as set forth in the Certificate of Designation as well as restrictions and limitations on conversion pursuant to NASDAQ rules prior to shareholder approval of the Series B Preferred Stock.

Form 10-Q for the Quarterly Period Ended March 31, 2018
Notes to Condensed Consolidated Financial Statements
Note 2. Basis of presentation, summary of significant accounting policies and recent accounting pronouncements
Revenue Recognition (Cryptocurrency Mining), page 9

13.	In order to help us evaluate your assertion that the bitcoin mining you do is within the scope of ASC 606, please address the following:

• Describe for us the nature of the mining activities you perform, including a discussion of 1) any arrangements (explicit or implicit) related to these activities and counterparties involved with these activities and 2) any cash or non-cash consideration received by the company in connection with the mining activities;
• Provide to us both your ASC 606-10-15 scoping analysis and your “Step 1: Identify the contract with the customer” analysis that identifies your customer and how you meet the criteria in ASC 606-10-25-1; and
• Tell us the accounting alternatives you considered and rejected, and the reasons why, in arriving at your conclusion that your bitcoin mining is within the scope of ASC 606.

Response:

Mining cryptocurrency in exchange for consideration is an output of the Company’s ordinary business activities.  Therefore, the Company determined that its transaction verification service is within the scope of ASC 606.
Transaction verification services are not governed by a written contract but rather by customary business practices as described in paragraph 606-10-25-2. The Company attempts to be the first vendor to solve an algorithm that verifies an individual transaction in exchange for cryptocurrency coins automatically awarded by the cryptocurrency system. Each verified cryptocurrency transaction is a separate contract that is fulfilled when a vendor transfers the verified transaction to the blockchain, and receives the cryptocurrency coins, which is noncash consideration.  The customer is the cryptocurrency system itself – the digital currency protocol.
We concluded that the contract arises at the point that a vendor is the first to solve the algorithm and transfers the verified transaction to the blockchain.  At that point in time, the Company has the right to receive the awarded cryptocurrency in exchange for the completed verification service. Prior to that time, many vendors are competing to provide the service, but no individual vendor has a legal obligation to perform or a right to any consideration.
Because the cryptocurrency that the Company receives can be exchanged for cash, the risk, timing, or amount of the Company’s future cash flows is expected to change and the contract has commercial substance. Additionally, because the cryptocurrency is automatically awarded when the transaction is verified, it is probable that the Company will collect the consideration to which it is entitled.
To the extent the staff concludes further disclosure of the above is necessary, such information will be included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 and thereafter.

14.
We note your policy that bitcoin mined is non-cash consideration and thus must be included in the transaction price at fair value at the inception of the contract. Please provide your analysis, with specific citation to authoritative accounting literature, that clarifies how your use of the average U.S. dollar spot price of the related cryptocurrency on the date of receipt complies with ASC 820. In your analysis, please identify how you determined your principal or most advantageous market and whether the price in that market required adjustment to arrive at ASC 820 fair value, and the reasons why or why not.

Response:

The Company’s Bitcoin is transacted in the over the counter ("OTC") market.  The Company transacts with Cumberland Mining, one of the largest principal OTC traders and liquidity providers in the cryptocurrency space.  The Company utilizes information providers such as CoinMarketCap.com to obtain fair value information on its Bitcoin.  CoinMarketCap.com aggregates executed transactions from various sources, similar to other pricing services such as Bloomberg for fixed income securities that transact in an OTC market. CoinMarketCap.com offers additional tools such as historical pricing data, market capitalization, twenty-four hour trading volume and circulating supply. The CoinMarketCap.com price represents the Company's best estimate of fair value, and due to the mechanism of Bitcoin creation (i.e., mining) and the distribute ledger technology underlying Bitcoin, the circulating supply of Bitcoin at any one time can be easily verified.  The Bitcoin market is liquid and execution is efficient, thus precluding the need to adjust the price to arrive at the fair value of Bitcoin in accordance with ASC 820.
To the extent the staff concludes further disclosure of the above is necessary, such information will be included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 and thereafter.

Sincerely,

/s/ Harvey Kesner
Harvey Kesner, Esq.